Mail Stop 6010

February 1, 2008

Daniel Sescleifer
Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

      Re: Energizer Holdings, Inc.
               Form 10-K for the fiscal year ended September 30, 2007
               Filed November 29, 2007
               File No. 001-15401

Dear Mr. Sescleifer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Brian R. Cascio
               Accounting Branch Chief